

Mail Stop 4561

August 31, 2017

Thomas Morton
President and General Counsel
Switch, Inc.
7135 S. Decatur Boulevard
Las Vegas, NV 89118

> **Re: Switch, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 10, 2017**
> **CIK No. 0001710583**

Dear Mr. Morton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2017 letter.

Use of Proceeds, page 63

1.   In response to prior comment 21, your revised disclosure states that you may cause Switch, Ltd. to use a portion of the net proceeds to make cash payments to the Continuing Members pursuant to the Tax Receivable Agreement. As you disclose that you have the option to make a cash payment to the Continuing Members upon their election to redeem all or a portion of their Common Units for newly issued shares of Class A common stock, it appears that you also may cause the net proceeds to be used for this purpose. Please revise or advise.

Unaudited Pro Forma Consolidated Financial Information, page 74

2.   We note your response to prior comment 22. Please revise to disclose the impact and
related tax effects of the acceleration of vesting of incentive units and the conversion of
incentive units into Common Units. In addition, your disclosures should clearly indicate
that such charges were not considered in the pro forma condensed income statement. We
refer you to Rule 11-02(b)(5) of S-X.

3.   We note your response to prior comment 23. Please explain whether any tax benefit or
obligation was created in connection with the distribution in June 2017 and whether any
tax benefit or obligation will be created in connection with the Common Units you plan
to purchase from Switch, Ltd. and acquire from the Former Members. In addition, tell us
what consideration you gave to disclosing in greater detail how you plan to account for
the Tax Receivable Agreement in your consolidated financial statements, including any
impact on earnings per share amounts with reference to the specific authoritative
guidance.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 78

4.   We note your response to prior comment 25. Please revise to disclose in greater detail
why you returned capital contributions to certain members and made a distribution to
Original Members in accordance with their percentage interests.

Notes to Unaudited Pro Forma Consolidated Statements of Income, page 82

5.   We note your response to prior comment 28. Please revise your pro forma per share data
for the latest year and interim period to give effect to the number of shares whose
proceeds would be necessary to pay the distribution reflecting only the amount that
exceeds current year's earnings in addition to historical EPS. We refer you to SAB Topic
1B.3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 89

6.   Your revised disclosure in response to prior comment 31 no longer addresses the
contribution of existing customers and new customers to material growth in your revenue
in the interim and fiscal year periods presented. In this regard, we note that the original
disclosure indicated that the increase in revenue was attributable to an increase in the sale
of your services to both your existing customers and new customers. Please revise to
quantify the extent to which each kind of customer contributed to a material change in
your revenue.

Our Technology Ecosystem Creates Significant Value and Has Powerful Network Effects

Customer Loyalty, page 122

7.   Your revised disclosure provides the minimum percentage of existing customers that increased their spending and the minimum aggregate percentage increase in their spending over the last three fiscal years. As indicated in prior comment 6, however, we believe the percentage of existing customers that increased spending and the average percentage increase in their spending "for each fiscal year presented" also provide necessary context to your statements that "[y]our customers tend to increase their spending with [you] over time" and that "[y]our customers regularly expand their deployments within [y]our facilities." Please revise. Further, please quantify the extent to which your top 10 customers contributed to growth in your existing customer spending.

Switch, Ltd. and Subsidiaries

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

8.   We note from your revised disclosures in response to prior comment 47 that the non-recurring installation fees are deferred and recognized ratably over the expected life of the installation, which was 89 months, 73 months and 73 months as of December 31, 2015 and 2016 and March 31, 2017, respectively. Please explain in detail why the expected life of the installation decreased by 16 months in fiscal 2016 and the related impact on revenues. In addition, please revise your disclosures to clarify that the expected installation life is determined based on (i) the weighted-average term of new contracts entered into during the period with customers, plus (ii) the average term of contract renewals entered into during the period with existing customers.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Charles K. Ruck
       Shayne Kennedy
       Latham & Watkins LLP